United States securities and exchange commission logo





                            December 22, 2021

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
24, 2021
                                                            CIK No. 0001883085

       Dear Mr. Krubiner:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Questions and Answers About the Transactions and the Special Meeting What interests do the Sponsor and the current officers and directors of
EJFA have in the
       Merger?, page xx

   1. We note EJFA's charter waived the corporate opportunities doctrine. Please address this potential conflict of
interest and whether it impacted EJFA's search for an acquisition target.
 Gal Krubiner
FirstName LastNameGal
Pagaya Technologies Ltd.Krubiner
Comapany22,
December  NamePagaya
              2021     Technologies Ltd.
December
Page 2    22, 2021 Page 2
FirstName LastName
Risk Factors
We are heavily dependent on our AI technology. If we are unable to continue to improve our AI technology..., page 29

2. Please revise to clarify the liability that you assume, if any, if your AI technology incorrectly evaluates the creditworthiness, likelihood of default or credit asset pricing for
         your Partners    customers. If applicable and to the extent material,
please revise to discuss
         any liabilities that you have incurred in the past as a result of incorrect approvals or denials of transactions by your AI technology.
If we are unable to develop and maintain a diverse and robust funding component of our network..., page 32

3. You disclose that four of the largest Asset Investors together contributed approximately
         49% of Network Capital during the six months ended June 30, 2021, compared to approximately 81% during the 12 months ended December 31, 2020. Please revise
         elsewhere in the prospectus, such as the "Pagaya   s Business"
section, to describe in
         greater detail the material terms and conditions of any related agreements. Also please tell us how you considered filing the same as exhibits to the registration statement. See Item
         601(b)(10) of Regulation S-K.
If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition..., page 37

4. Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs and expenses.
If we are deemed to be an investment company under the Investment Company Act..., page 55

5. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.
         Please provide us with a detailed analysis of the specific exemptions that you intend to rely on and how your business model supports such exemptions.
The Pagaya A&R Articles contain a forum selection clause for substantially all disputes between us and our shareholders..., page 65

6. We note your disclosure that the forum selection clause contained in the Pagaya A&R
         Articles would not apply to claims brought pursuant to the Exchange Act, among others. Please revise the related disclosure on page 268 and the relevant provision for consistency or advise.
 Gal Krubiner
FirstName LastNameGal
Pagaya Technologies Ltd.Krubiner
Comapany22,
December  NamePagaya
              2021     Technologies Ltd.
December
Page 3    22, 2021 Page 3
FirstName LastName
The EJFA Warrants may have an adverse effect on the market price of the EJFA Class A
Ordinary Shares..., page 75

7. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
EJFA Public Shareholders will experience immediate dilution..., page 84

8. Here or in another appropriate place in the prospectus, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Fairness Opinion of Duff & Phelps
Fees and Expenses, page 114

9. Please quantify the respective portions of the $800,000 fee payable to Duff & Phelps upon delivery of the Opinion and upon consummation of the Merger.
U.S. Federal Income Tax Considerations, page 167

10. The preamble to your Agreement and Plan of Merger (page A-1) states that the parties intend that for U.S. federal income tax purposes, the Merger will qualify as a
            reorganization    within the meaning of Section 368(a) of the Code.
However, the tax
         disclosure does not indicate whether the parties expect the business combination to be tax-
         free to U.S. holders. Please revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and
         Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the
         business combination, counsel   s opinion should discuss the degree of
uncertainty.
Pagaya's Management Discussion and Analysis of Financial Condition and Results of Operation, page 207

11. In your Results of Operations section for both your full year and interim periods please revise your disclosure to clearly state what portion of your increased revenue was due to increased AI network volume vs. higher quality assets generated by your
 Gal Krubiner
FirstName LastNameGal
Pagaya Technologies Ltd.Krubiner
Comapany22,
December  NamePagaya
              2021     Technologies Ltd.
December
Page 4    22, 2021 Page 4
FirstName LastName
         network. Further, clarify how higher quality assets contribute to an increase in revenue from your financing vehicles.
Unaudited Prospective Financial Information of Pagaya, page 220

12. We note the statement on page 221 that the "summary of the Financial Projections is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any Proposal." Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the proxy statement/prospectus.
Description of Pagaya Warrants, page 278

13. Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Security Ownership of Certain Beneficial Owners and Management of Pagaya, page
283

14. Please also disclose the Sponsor's and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond 60 days.
Audited Financial Statements of Pagaya Technologies Ltd.
Notes to Financial Statements
2. Summary of Significant Accounting Policies-Revenue Recognition, page F-36

15. Please revise your disclosure included in both your audited and interim financial statements to include the information regarding contract balances required by ASC 606-
         10-50-8 and the information regarding performance obligations required by ASC 606-10-
         50-12 through 50-21.
16. You state the Company earns fees when Network Volume is acquired by investment vehicles and these fees are the result of agreements with customers (your Partners). Please tell us, citing the agreements and applicable literature in ASC 606, how you determined your Partners, and not the investment vehicles, are your customers. Describe the specific service(s) promised to your customers and how you are paid for those services per the agreements.
5. Consolidated and Variable Interest Entities, page F-42

17. Please revise to describe in more detail how you determine whether to consolidate related party securitization vehicles that you sponsor. Specifically, describe what you consider when evaluating the power and economics criteria in ASC 810 in determining whether you are the primary beneficiary of the VIE. Further, as it relates to your interim financial
 Gal Krubiner
Pagaya Technologies Ltd.
December 22, 2021
Page 5
         statements provided for the period ended June 30, 2021, clarify why the sum of your
         "investments in loans and securities" (as disclosed in the footnote) does not agree to the amount presented on the face of your balance sheet.
18. Please explain why there are no liabilities associated with the Company's involvement in consolidated VIEs.
7. Transactions with Related Parties, page F-44

19. Please provide an explanation as to why related party transaction amounts in both your audited and interim period financial statements, including related party receivable, are not appropriately labeled as such on the face of your balance sheet, income statement and cash flow statement in accordance with Rule 4-08(k) of Regulation S-X. Further, as it pertains to the $24.7 million related party receivables balance as of June 30, 2021, provide the information required by ASC 850-10-50-1.
General

20. Please move the Letter from the Founders from the forepart of your prospectus to somewhere in the prospectus after the risk factor section.
21. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
        You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameGal Krubiner                                 Sincerely,
Comapany NamePagaya Technologies Ltd.
                                                               Division of
Corporation Finance
December 22, 2021 Page 5                                       Office of
Finance
FirstName LastName